UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Subject Company(Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders

(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable
*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Rule 13e−4(i) (Cross−Border Issuer Tender Offer)

☒ Rule 14d−1(d) (Cross−Border Third−Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (“Purchaser”), to purchase up to 24.71% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”), through concurrent tender offers (i) in the United States for American Depositary Shares (“ADSs”) of SPIL for NT$275 per ADS in cash, and for Common Shares, par value NT$10 per share (“Common Shares”), of SPIL held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended, which defines a U.S. holder as “any security holder resident in the United States”) for NT$55 per Common Share in cash and (ii) in the Republic of China for Common Shares held by any holder, wherever resident, for NT$55 per Common Share in cash.

The exhibits are neither offers to purchase nor solicitations of offers to sell securities. The tender offers for the ADSs and Common Shares described in this filing has not commenced. At the time the offers are commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the SPIL’s shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.2	Press Release, dated December 28, 2015